MFS INSTITUTIONAL TRUST

                                 N-SAR EXHIBITS

                                  SUB-ITEM 77D

The following changes are described in the prospectus for MFS Institutional High Yield Fund, a series of MFS Institutional Trust (the Trust), as contained in Post-Effective Amendment No. 23 to the Trust's Registration Statement on Form N-1A (File Nos. 33-37615 and 811-6174), as filed with the Securities and Exchange Commission via EDGAR on October 28, 2002 under Rule 485(b) of The Securities Act of 1933. Such description is incorporated herein by reference.

The MFS Institutional High Yield Fund shares are not currently available for purchase. As the fund is in the process of liquidating portfolio securities in anticipation of its termination, the fund will not be managed to meet its investment objectives during this period.